March 9, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suzanne Hayes Scot Foley Amy Reischauer Tabatha McCullom Joel Parker
Re:	Audentes Therapeutics, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 4, 2016 File No. 333-208842

Ladies and Gentlemen:

We are submitting this letter on behalf of Audentes Therapeutics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated January 11, 2016 relating to the Company’s Registration Statement on Form S-1 (File No. 333-208842) filed with the Commission on January 4, 2016 (the “Registration Statement”). The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery five copies of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in paper format, which have been marked to show changes from the Registration Statement as filed on January 4, 2016. In addition to addressing the comments raised by the Staff in its letter, the Company has revised Amendment No. 1 to update other disclosures.

Business License and Collaboration Agreements, page 102

1.	Please revise your description of each of the REGENXBIO agreements on pages 103-104 to describe the royalty rates within a range of ten percent (e.g., low teens, low twenties, etc.).

In response to the Staff’s comment, the Company has revised its disclosure on pages 78, 79, 100, 101, F-18, F-19 and F-20 of Amendment No. 1.

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U.S. Securities and Exchange Commission

March 9, 2016

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

Sincerely,

/s/ James Evans

James Evans

cc:

Matthew Patterson, Chief Executive Officer

Tom Soloway, Chief Financial Officer

Audentes Therapeutics, Inc.

Effie Toshav, Esq.

Robert Freedman, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Andrew Williamson, Esq.

Charles Kim, Esq.

David Peinsipp, Esq.

Cooley LLP

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